March 25, 2025

Stanley Chan
Chief Executive Officer
Scientific Energy, Inc.
Room M 21F, Tong Nam Ah Commercial Centre
180 Alameda Dr, Carlos D'Assumpcao, Macau

       Re: Scientific Energy, Inc.
           Form 10-K for the fiscal year ended December 31, 2023
           File No. 000-50559
Dear Stanley Chan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction